mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

April 8, 2011

Mr. Gabriel Eckstein
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14 A
Correspondence dated March 28, 2011

Dear Mr. Eckstein:

This is in reply to the letter from Mr. Mancuso dated April 8, 2011.

1.	We have corrected the date set forth on page 15 of the Preliminary Proxy and a new Preliminary Proxy has been filed as a correspondence filing as part of this letter.

2.

As discussed by telephone, the floor of $.01 per share set forth in the Agreement with JMJ filed as an exhibit to our Form 8K dated March 24, 2011 does not relieve JMJ of any funding obligations under the secured note but only delays the timing of such funding for a period of 180 days if the trading price of mPhase common stock is below $.01 per share from March 24, 2011. This is a new provision in favor of mPhase and in no way relieves JMJ of any of its obligations under the Secured Promissory Notes associated with each Convertible Note outstanding.

3.	We have filed an Amended Form 8K with a new Exhibit containing Schedule A.

We acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning any of the above, please do not hesitate to contact me at 203-831-2242. Thank you.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel